X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

05010521

SUPPL

DELIVERED BY MAIL

August 08, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd. dated August 08, 2005.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Sincerely,
X-CAL RESOURCES LTD.

Sharon A. MacLellan
/sml
encls

8/18

X-Cal Resources Ltd.

TSX/XCL **August 08, 2005**

News Release

Cash Call Sleeper Joint Venture

X-Cal Resources Ltd. has received its first cash call notification from the Sleeper Joint Venture (50% X-Cal 50% New Sleeper Gold Corporation). The X-Cal portion of the current cash call is $ US 182,000. The funding requested has been forwarded to the Joint Venture Account.

The budget for the 2005 Sleeper Joint Venture work program was set at $US 5 Million in January. The Joint Venture had $US3.3 million of exploration funds at the beginning of the year. The total contribution by X-Cal for the balance of 2005 is not expected to exceed $US 1 million. We have our portion of exploration funds for the Sleeper Gold Project in the treasury. Technical committee meetings scheduled for August at Sleeper will determine the work program for the balance of this year. An update showing the targets to be drilled will be published following the technical session.

In addition, the Sleeper Joint Venture has separate cash for complete project reclamation in the form of an environmental assurance policy.

X-Cal Resources is committed to the success of the Sleeper Gold Project and remains confident in the potential of the Sleeper Gold District for new economic discoveries.

Caution Concerning Forward-Looking Statements

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Mill Creek and the Sleeper Gold projects and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient

financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek and the Sleeper Gold projects; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Mill Creek and the Sleeper Gold projects.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*